Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

COSTCO WHOLESALE CORPORATION SUBSIDIARIES

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization	Name under Which Subsidiary Does Business
Costco Canada Holdings Inc.	Canadian Federal	Costco Canada Holdings Inc.
Costco Wholesale Membership, Inc.	California	Costco Wholesale Membership, Inc.
Costco Wholesale United Kingdom Ltd.	United Kingdom	Costco Wholesale United Kingdom Ltd.
Costco Wholesale Canada Ltd.	Canadian Federal	Costco Wholesale Canada, Ltd., Costco Wholesale
NW Re Ltd.	Arizona	NW Re Ltd.
PriceCostco International, Inc.	Nevada	PriceCostco International, Inc.
Costco Wholesale Korea, Ltd.	Korea	Costco Wholesale Korea, Ltd.
Costco de Mexico, S.A. de C.V.	Mexico	Costco de Mexico, S.A. de C.V.
Costco Wholesale Japan, Ltd.	Japan	Costco Wholesale Japan, Ltd.
Costco Insurance Agency, Inc.	United States	Costco Insurance Agency, Inc.